UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Veridian Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

92342R203

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ] Rule 13d-1(b)

        [   ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342R203			13G	Page 2 of 2 Pages

1.	Name(s) of Reporting Persons: Texas Growth Fund II - 1998 Trust			I.R.S. Identification Nos. of above persons (entities only): 74-6399808

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,815,700

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,815,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,815,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [__]

11.	Percent of Class Represented by Amount in Row (9): 5.33%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 92342R203			13G	Page 3 of 10 Pages

1.	Name(s) of Reporting Persons: TGF Management Corp.			I.R.S. Identification Nos. of above persons (entities only): _________

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,855,335

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,855,335

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,855,335

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [__]

11.	Percent of Class Represented by Amount in Row (9): 5.44%

12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92342R203			13G	Page 4 of 10 Pages

1.	Name(s) of Reporting Persons: The Board of Trustees of The Texas Growth Fund			I.R.S. Identification Nos. of above persons (entities only): _________

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware, Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,759,529

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,759,529

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,759,529

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [__]

11.	Percent of Class Represented by Amount in Row (9): 8.10%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 92342R203			13G	Page 5 of 10 Pages

1.	Name(s) of Reporting Persons: James J. Kozlowski			I.R.S. Identification Nos. of above persons (entities only): _________

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,799,164

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,799,164

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,799,164

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [__]

11.	Percent of Class Represented by Amount in Row (9): 8.21%

12.	Type of Reporting Person (See Instructions): IN

CUSIP 92342R203	SCHEDULE 13G	Page 6 of 10

Item 1	(a).	Name of Issuer: Veridian Corporation

	(b).	Address of Issuer’s Principal Executive Offices:
1200 South Hayes Street, Suite 1100 Arlington, Virginia 22202

Item 2	(a)-(c).	Name of Issuer: Veridian Corporation

(1)	Texas Growth Fund II—1998 Trust 111 Congress Suite 2900 Austin, Texas 78701 Citizenship: Texas

(2)	TGF Management Corp. 111 Congress Suite 2900 Austin, Texas 78701 Citizenship: Texas

(3)	The Board of Trustees of The Texas Growth Fund 111 Congress Suite 2900 Austin, Texas 78701 Citizenship: Texas

(4)	James J. Kozlowski 111 Congress Suite 2900 Austin, Texas 78701 Citizenship: Texas

(d).	Title of Class of Securities: Common Stock, par value $.0001 per share

(e).	CUSIP Number: 92342R203

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership.

     The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

CUSIP 92342R203	SCHEDULE 13G	Page 7 of 10

Reporting Person: Texas Growth Fund II – 1998 Trust

Texas Growth Fund II –1998 Trust owns 1,815,700 shares of Common Stock of Veridian Corporation.

Reporting Person: TGF Management Corp.

TGF Management Corp. is the general partner of TGF II Management, L.P., which manages Texas Growth Fund II –1998 Trust. As such, TGF Management Corp. may be deemed to be the beneficial owner of 1,815,700 shares of Common Stock of Veridian Corporation. TGF II Management, L.P. owns 39,635 shares of Common Stock of Veridian Corporation, 23,675 shares of which were transferred to TGF II Management, L.P. by Jim Kozlowski (a current director of Veridian Corporation and the President and director of TGF Management Corp.) and 15,960 shares of which were transferred to TGF II Management, L.P. by a previous director of Veridian Corporation. Thus, in the aggregate, TGF Management Corp. may be deemed to be the beneficial owner of 1,855,335 shares of Common Stock of Veridian Corporation.

Reporting Person: The Board of Trustees of the Texas Growth Fund

The Board of Trustees of the Texas Growth Fund is the trustee of the Texas Growth Fund – 1991 Trust and the Texas Growth Fund II –1998 Trust. The Texas Growth Fund – 1991 Trust owns 943,829 shares of Common Stock of Veridian Corporation. The Texas Growth Fund II –1998 Trust owns 1,815,700 shares of Common Stock of Veridian Corporaiton. As such, The Board of Trustees of the Texas Growth Fund may be deemed to be the beneficial owner of 2,759,529 shares of Common Stock of Veridian Corporation.

Reporting Person: Jim Kozlowski

Jim Kozlowski is a member of the Board of Directors of Veridian Corporation. In such role he has been granted options to purchase shares Common Stock of Veridian Corporation. Options are granted to Mr. Kozlowski, who is then obligated to transfer any shares received on exercise to TGF II Management, L.P. Mr. Kozlowski is the President and a director of TGF Management Corp., the general partner of TGF II Management, L.P., which manages Texas Growth Fund II – 1998 Trust. As such, Mr. Kozlowski may be deemed to be the beneficial owner of (i) 39,635 shares of Common Stock of Veridian Corporation which are owned by TGF II Management, L.P. (or options that are exercisable into Common Stock within sixty days pursuant to 13d3(d)(1)) and (ii) 1,815,700 shares of Common Stock owned by Texas Growth Fund II – 1998 Trust. Mr. Kozlowski is also the President and a director of TGF I Management Corp., which manages the Texas Growth Fund – 1991 Trust, which owns 943,829 shares of Common Stock of Veridian Corporation. As such, Mr. Kozlowski may be deemed to be the beneficial owner of the 943,829 shares of Common Stock of Veridian Corporation held by Texas Growth Fund – 1991 Trust. In the aggregate, Mr. Kozlowski may be deemed to be the beneficial owner of 2,799,164 shares of Common Stock of Veridian Corporation.

Item 5.	Ownership of Five Percent or Less of a Class.

     Not applicable.

CUSIP 92342R203	SCHEDULE 13G	Page 8 of 10

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.	Identification and Classification of Members of the Group.

     Not applicable.

Item 9.	Notice of Dissolution of Group.

     Not applicable.

Item 10.	Certifications.

     Not applicable.

CUSIP 92342R203	SCHEDULE 13G	Page 9 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003 (Date)

TEXAS GROWTH FUND II—1998 TRUST

THE BOARD OF TRUSTEES OF THE TEXAS GROWTH FUND II, as the Trustee of the Texas Growth Fund II–1998 Trust

By:	TGF II Management, L.P. as Executive Director

By:	TGF Management Corp., as General Partner

Name: Title:	James J. Kozlowski President

TGF MANAGEMENT CORP.

By:

	Name: Title:	James J. Kozlowski President

CUSIP 92342R203	SCHEDULE 13G	Page 10 of 10

THE BOARD OF TRUSTEES OF THE TEXAS GROWTH FUND

THE BOARD OF TRUSTEES OF THE TEXAS GROWTH FUND

By:	TGF II Management, L.P. as Executive Director

By:	TGF Management Corp., as General Partner

Name: Title:	James J. Kozlowski President

JAMES J. KOZLOWSKI

By:

Name:	James J. Kozlowski